Filed by Grubb & Ellis Company
Pursuant to Rule 425
Under the Securities Act of 1933
Commission File Number: 001-08122

Media Release

FOR IMMEDIATE RELEASE	Contact:	Janice McDill, 312.698.6707 janice.mcdill@grubb-ellis.com
Grubb & Ellis Company Receives Written Commitment for $75 Million
Credit Facility Pending Completion of Merger With NNN Realty Advisors
CHICAGO (Nov. 8, 2007) — Grubb & Ellis Company (NYSE: GBE), one of the leading providers of integrated real estate services, announced today that it has received a written commitment from Deutsche Bank Trust Company Americas that sets forth in principle the terms of a $75 million senior secured revolving credit facility that would become effective upon the completion of the Company’s proposed merger with NNN Realty Advisors, Inc.
     In addition to being subject to the consummation of the proposed merger with NNN Realty Advisors, the credit facility is also subject to certain other conditions, including completion of negotiations of the definitive terms of the facility, completion of due diligence by Deutsche Bank and entering into definitive documentation.
     Under the terms of the new credit facility, proceeds may be used for general corporate purposes, including the refinancing of the Company’s existing credit facility. The new facility, which has a three-year term with a one-year extension option, would replace the existing credit facilities of the Company and NNN Realty Advisors.
     On Nov. 2, Grubb & Ellis Company announced that the Securities and Exchange Commission had declared the Company’s registration statement on Form S-4 effective with respect to the proposed merger with NNN Realty Advisors. Grubb & Ellis stockholders of record as of Oct. 26, 2007, have been mailed proxies and are entitled to vote by proxy or in person at a special meeting of Grubb & Ellis stockholders scheduled for Dec. 6, 2007. NNN Realty Advisors will also hold a special meeting of its stockholders earlier that day to vote on the proposed merger. The transaction is expected to close as soon as practicable following the stockholders’ meetings, subject to obtaining the requisite approval of the merger by the stockholders of both Grubb & Ellis and NNN Realty Advisors.
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Grubb & Ellis Company
500 West Monroe Street, Suite 2800       Chicago, IL 60661       312.698.6700

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11/8/07
Grubb & Ellis Company Receives Written Commitment for $75 Million Credit Facility Pending Completion of Merger With NNN Realty Advisors
Grubb & Ellis Company
Grubb & Ellis Company is one of the world’s leading full-service commercial real estate organizations, providing a complete range of transaction, management and consulting services. By leveraging local expertise with its global reach, Grubb & Ellis offers innovative, customized solutions and seamless service to owners, corporate occupants and investors throughout the globe. For more information, visit the Company’s Web site at http://www.grubb-ellis.com.
Forward-looking Statement
Except for historical information, statements included in this announcement may constitute forward-looking statements regarding, among other things, future revenue growth, market trends, new business opportunities, the proposed merger with NNN Realty Advisors, consummation of the sale of three commercial properties to Grubb & Ellis Realty Advisors, new hires, results of operation, changes in expense levels and profitability and effects on the Company of changes in the real estate markets. These statements involve known and unknown risks, uncertainties and other factors that may cause the Company’s actual results and performance in future periods to be materially different from any future results or performance suggested by these statements. Such factors which could adversely affect the Company’s ability to obtain these results include, among other things: (i) the volume of sales and leasing transactions and prices for real estate in the real estate markets generally;(ii) a general or regional economic downturn that could create a recession in the real estate markets; (iii) the Company’s debt level and its ability to make interest and principal payments; (iv) an increase in expenses related to new initiatives, investments in people, technology and service improvements; (v) the success of new initiatives and investments; (vi) the inability to obtain the requisite stockholder approvals from Grubb & Ellis and NNN Realty Advisors to consummate the merger with NNN Realty Advisors; (vii) Grubb & Ellis Realty Advisors’ failure to obtain the requisite approval of its stockholders to acquire the three commercial properties from Grubb & Ellis and consummate its business combination; and (viii) other factors described in the definitive joint proxy/prospectus filed with the Securities and Exchange Commission on November 5, 2007 and the Company’s annual report on Form 10-K for the fiscal year ending June 30, 2007, filed with the SEC.
ADDITIONAL INFORMATION AND WHERE TO FIND IT:
THIS PRESS RELEASE IS FOR INFORMATIONAL PURPOSES ONLY AND IS NOT AN OFFER TO BUY OR THE SOLICITATION OF AN OFFER TO SELL ANY SHARES. In connection with the proposed merger, Grubb & Ellis Company and NNN Realty Advisors have filed a joint proxy statement/prospectus with the Securities and Exchange Commission as part of a registration statement regarding the proposed merger. Investors and security holders are urged to read the joint proxy statement/prospectus of Grubb & Ellis and NNN Realty Advisors because it contains important information about Grubb & Ellis and NNN Realty Advisors and the proposed merger. Investors and security holders may obtain copies of the definitive proxy statement/prospectus (when available), and other documents filed by Grubb & Ellis and NNN Realty Advisors with the SEC at the SEC’s Website at http://www.sec.gov. The definitive joint proxy statement/prospectus and other relevant documents may also be obtained free of charge from Grubb & Ellis and NNN Realty Advisors by directing such request to: Grubb & Ellis Company, 500 West Monroe Street, Suite 2800, Chicago, IL 60661, 312.698.6707, Attention: Janice McDill or to NNN Realty Advisors, Inc., 1551 N. Tustin Avenue, Suite 300, Santa Ana, CA 92705, 714.667.8252 x861, Attention: Michael Rispoli. Investors and security holders are urged to read the joint proxy statement/prospectus and other relevant material when they become available before making any voting or investment decisions with respect to the merger.
Grubb & Ellis, NNN Realty Advisors and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of Grubb & Ellis and NNN Realty Advisors, respectively, in connection with the merger. Information about Grubb & Ellis’ and NNN Realty Advisors’ directors and executive officers is set forth in the definitive joint proxy statement/prospectus, which can be found on the SEC’s Website at http://www.sec.gov.
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